Exhibit 99.1

Guardforce Announces its Subsidiary, Handshake Networking,
has Launched a New Cyber-Security Marine Scanning Service
with a Leading Operator of Global Container Vessels

NEW YORK, NY / May 13, 2022 / – Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI)(NASDAQ:GFAIW), an integrated security solutions provider, announced today that Handshake Networking Limited (“Handshake”), a subsidiary of the Company, has developed an automated marine scanning service designed to address key security vulnerabilities in the maritime transportation industry. The Company also announced it has launched this new service with one of the world’s leading operators of global container vessels based in Hong Kong.

Handshake Networking is a premier information security service provider, with a track record of providing network security solutions, including penetration testing, to multinational corporations since 2004. Assessing vulnerabilities and cyber-attacks on vessels at sea is complex, as these vessels move unpredictably between network providers. However, the new service, provided by the Company under a Software-as-a-Service (SaaS) model, addresses these vulnerabilities by allowing marine vessel operators to schedule security scans, adapting to unpredictable changes in the network and speeding up response time to a ship, even in the middle of the ocean. Once a scan is completed, the vessel operator receives a report showing any exposed services and vulnerabilities. This scanning platform provides global coverage and is hosted within the Company’s cloud environment.

Based on recent shipping fleet statistics from UK Department for Transport, at the end of 2021, there were an estimated 63,000 trading vessels in service around the world. Each of these ships contains complex computer systems for managing the engines, fuel and navigation, as well as e-mail, software updates, and access to cloud applications. Connection to global networks via satellite and cellular data is critical; however, this multiple network connectivity makes ships vulnerable to cyber-attack.

Terence Yap, Chairman of Guardforce AI, stated, “We are pleased to announce the launch of our automated marine scanning platform with one of the premier operators of global container vessels. Prior to our selection, our new automated marine scanning service was heavily evaluated by this customer, providing strong validation of the robustness of this cyber intelligence offering and application within the maritime transportation industry. With rapid digitalization of the industry, more and more global shipping companies have come to realize the economic impact of cybercrimes and the need for efficient solutions to help prevent these risks. Cybersecurity solutions are more urgent than ever as International Maritime Organization regulation requires that all vessels and ships worldwide include cyber risk management in their safety management systems in accordance with the International Safety Management (ISM) code. Cybersecurity attacks represent an unprecedented threat to the shipping industry, as well as to the global community, and we anticipate that the demand for our solutions will continue to grow.”

Richard Stagg, Managing Director of Handshake, stated, “International logistics is a prime target for cyber-attack and threats directed at vessels can affect crew, cargo and even ports – as well as the smooth functioning of the ships’ operations. Through our SasS offering, we can provide our customers with a truly cost-effective solution that encourages frequent security checks. With more than 17 years of experience as a provider of information security services, Handshake is well positioned to efficiently assess information security even on container vessels, despite the technical constraints. We look forward to accelerating the commercial rollout of our marine scanning service, which we believe will play an invaluable role in defending corporations and critical infrastructure worldwide.”

About Guardforce AI Co. Ltd.

Guardforce AI Co. Ltd. (NASDAQ:GFAI)(NASDAQ:GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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